15046033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rogan & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Ninth Avenue North, Suite 150

(No. and Street)

Safety Harbor	FL	34695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.

(Name – *if individual, state last, first, middle name*)

600 West Dr. MartinLuther King Jr. Blvd.	Plant City	FL	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/14/15

OATH OR AFFIRMATION

I, Michael Rogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rogan & Associates, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Therese L. Ferguson

Notary Public

THERESE L. FERGUSON
MY COMMISSION # FF151387
EXPIRES: October 05, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ROGAN & ASSOCIATES, INC.
SAFETY HARBOR, FL
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Raulerson
& Company, P.A.

Certified Public Accountants and Consultants
Business Navigation

ROGAN & ASSOCIATES, INC.
SAFETY HARBOR, FL
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2014

ROGAN & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder of
Rogan & Associates, Inc.

We have audited the accompanying statements of financial condition of Rogan & Associates, Inc. (a Florida corporation) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 25, 2015

FINANCIAL STATEMENTS

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	53,322
Receivable from broker-dealers, mutual funds and insurance companies		161,339
Other receivables		652,926
Deposit with clearing broker (Note H)		25,000
Investments		34,265
Total assets	$	926,852

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	162,719
Total liabilities		162,719
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		150
Additional paid-in capital		30,985
Retained earnings		757,123
Less Treasury Stock, at cost		(24,125)
Total stockholders' equity		764,133
Total liabilities and stockholders' equity	$	926,852

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2014

REVENUES	
Commissions and fees	$ 3,040,850
Other revenue	30,934
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	2,725,984
Clearing costs	41,833
Occupancy	245,354
Other operating expenses	141,986
INCOME (LOSS) BEFORE INCOME TAXES	$ (83,373)
INCOME TAXES (Note D)	
NET INCOME (LOSS)	$ (83,373)

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(83,373)
Noncash items included in net income		
Decrease in due from broker-dealers, mutual funds and insurance companies		16,232
Decrease in other receivables		4,891
Increase in fixed assets		(25,112)
Decrease in investments		4,256
Increase in payables and accrued expenses		(12,617)
NET CASH EXPENDED THROUGH OPERATING ACTIVITIES		(95,723)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(95,723)
CASH AND CASH EQUIVALENTS:		
Beginning of year	$	149,579
End of year	$	53,322

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2014

	Capital Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2013	$ 150	$ 30,985	$ (24,125)	$ 840,496	$ 847,506
Net loss				(83,373)	(83,373)
Balance, December 31, 2014	$ 150	$ 30,985	$ (24,125)	$ 757,123	$ 764,133

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

For The Year Ended December 31, 2014

Balance, December 31, 2013	$ 0
Increases	0
Decreases	0
Balance, December 31, 2014	$ 0

ROGAN & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a securities broker dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

The Company is registered with the U.S. Securities and Exchange Commission as a broker dealer and an investment adviser. Much of the regulation of broker dealers has been delegated to self-regulatory organizations, which in the Company's case, includes the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and the securities commissions of appropriate states.

Basis of Presentation. The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Securities Owned: Securities owned are recorded at fair value based on quoted market prices or other observable market data. A summary of securities owned at December 31, 2014 is as follows: Mutual funds $34,265.

Income Taxes: As of December 31, 2014, the financial statements reflected income taxes payable of $0 and a deferred tax asset of $0. The deferred tax asset represents the estimated future tax consequences resulting from the differences in book and tax depreciation methods, and the limitations of deductibility of the estimated legal and settlement costs accrued for financial reporting methods.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally,

receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Other Receivables: The components of Other Receivables as of December 31, 2014 are as follows: Amounts due to/from Stockholder $652,824 and Accounts Receivable-Other $102.

Date of Management's Review: Subsequent events were evaluated through February 23, 2015, which is the date the financial statements were available to be issued.

NOTE B — LEASE COMMITMENTS

In June 2014, the Company entered into a five-year lease for office space which included an expansion and replacement of a previous lease expiring in 2017. In September 2014, the Company entered into a one-year lease for new space that one of its branch offices and, until March 2015, continues to pay for space that the branch offices vacated. The Company also rents space on a month-to-month basis for another branch office. 2015 rent expense is estimated to be $ 140,538.

NOTE C — NET CAPITAL AND CUSTOMER PROTECTION

The Company, as a registered broker dealer, is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $95,160 which was $83, 931 in excess of its required net capital of $11,229 and the ratio of aggregate indebtedness to net capital was 1.77 to 1.0.

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3) and operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of the Rule.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefit	$ -
Income tax expense (benefit)	$ -

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company effects securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE G — RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contributions are discretionary. Employer contributions for 2014 were $68,900.

NOTE H — CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $25,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

SEE INDEPENDENT AUDITORS' REPORT

ROGAN & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholders' equity	$	764,133
Less non-allowable assets:		
Accounts receivable — non-allowable		(660,084)
Net capital before haircuts		104,049
Less haircuts		(8,889)
Net capital		95,160
Less required capital		(11,229)
Excess net capital	$	83,931
Aggregate indebtedness	$	168,435
Ratio of aggregate indebtedness to net capital		1.77 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014.

There is no difference between net capital as reported above and net capital as reported in FOCUS Report, Part IIA.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REQUIRED REPORTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REVIEW OF THE EXEMPTION REPORT

To the Board of Directors of and Shareholders
Rogan & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Rogan & Associates, Inc., in which (1) Rogan & Associates, Inc. ("the Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exempt provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 25, 2015

ROGAN & ASSOCIATES

Rogan & Associates, Inc.

Exemption Report

Rogan & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 CFR §240.15c3-3 pursuant to paragraph (k)(2)(ii).

The Company met the exemption provisions of §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Michael Rogan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ Date: 1/29/2014

Michael Rogan, President

RAULERSON CASTILLO WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholder of
Rogan & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Rogan & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rogan & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Rogan & Associates Inc.'s management is responsible for the Rogan & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 25, 2015